UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Titan International, Inc.

File No. 1-25121 - CF#32430

_____

   Titan International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on April 30, 2015 and re-filed on a Form 10-Q on May 5, 2016.

   Based on representations by Titan International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

     Exhibit 10.1   through April 1, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brett J. Fields
            Secretary